Exhibit 99.1

EQONEX LIMITED

(Interim Judicial Managers Appointed)

(the “Company”)

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

VOTING RESULTS

for the

ANNUAL GENERAL MEETING

of

EQONEX LIMITED

(Interim Judicial Managers Appointed)

Held virtually at www.virtualshareholdermeeting.com/EQOS2022 on November 29, 2022 (Tuesday)

at 9.00 P.M. (Singapore Time) / 8.00 A.M. (Eastern Time)

I. QUORUM

The total voting power of the Company as of September 30, 2022 (the Record Date) was 47,271,574 votes (consisting of 47,271,574 shares of common stock with one vote each), out of which 15,995,402 (33.83%) votes were represented in person or by proxy at the Annual General Meeting to constitute a quorum for the Annual General Meeting.

II. RESOLUTIONS AND VOTING RESULTS

Ordinary Business

RESOLUTION 1 - SINGAPORE FINANCIAL STATEMENTS

IT WAS RESOLVED THAT, the Directors’ Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company’s financial year ended March 31, 2022, be and was thereby approved.

RESOLUTION 1	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	8,648,073	60,398	538,526
% OF VOTED	99.30%	0.69%	-
% OF OUTSTANDING	18.29%	0.12%	-
% OF VOTED W/ABS	93.52%	0.65%	5.82%
% OF OUSTANDING W/ABS	18.29%	0.12%	1.13%

RESOLUTION 2 - RE-APPOINTMENT OF AUDITORS

IT WAS RESOLVED THAT, for the financial year ending March 31, 2023: (i) Messrs Prime Accountants LLP, Chartered Accountants of Singapore be re-appointed as the Company’s statutory auditors and to hold such office until the conclusion of the next Annual General Meeting of the Company; and (iii) the Board (acting through the Company’s audit committee) be and was thereby authorized to fix the remuneration of the said auditors

RESOLUTION 2	FOR	AGAINST	ABSTAIN
TOTAL SHARES VOTED	15,260,268	188,249	546,885
% OF VOTED	98.78%	1.21%	-
% OF OUTSTANDING	32.28%	0.39%	-
% OF VOTED W/ABS	95.40%	1.17%	3.41%
% OF OUSTANDING W/ABS	32.28%	0.39%	1.15%

Special Business

Given the current situation of the Company, the Directors of the Company concluded that it was no longer appropriate for the shareholders of the Company to consider and pass any of the resolutions in the Notice of this AGM which were proposed as “special business”. As such, no other resolutions (other than Proposal 1 and Proposal 2) were presented for voting.